AMENDMENT
TO
AMENDED AND RESTATED MANAGEMENT AGREEMENT

WHEREAS, Eclipse Funds Inc. is a party to an Amended and Restated Management Agreement, effective as of March 30, 2005 (the “Agreement”), with New York Life Investment Management LLC;

NOW THEREFORE, the parties hereby agree as follows:

Effective as of May 15, 2005, the Agreement is hereby amended to replace Schedule A in its entirety with the version of Schedule A attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers and attested as of the 15th day of May, 2005.

Eclipse Funds Inc.

_________________________ By: /s/ Gary E. Wendlandt
Attest      Gary E. Wendlandt

_________________________  Chief Executive Officer
Title      Title

New York Life Investment Management LLC

_________________________ By: /s/ Christopher O. Blunt
Attest      Christopher O. Blunt

_________________________  Executive Vice President
Title      Title

SCHEDULE A
(as of May 15, 2005)

Fund	Annual Rate[1]
All Cap Growth Fund	0.85%
All Cap Value Fund	0.85%
Asset Manager Fund	0.65%
Cash Reserves Fund	0.45%[2]
Conservative Allocation Fund	0.00%*
Floating Rate Fund	0.60%
Growth Allocation Fund	0.00%*
Indexed Bond Fund	0.35%[3]
S&P 500 Index Fund	0.25%[4]
Intermediate Term Bond Fund	0.60%
Moderate Growth Allocation Fund	0.00%*
Moderate Allocation Fund	0.00%*
Short Term Bond Fund	0.60%

1 Of each Fund’s average daily net assets.

2 0.45% on assets to $500 million; 0.40% on remainder of assets.

3 0.35% on assets to $1 billion; 0.30% on remainder of assets.

4 0.25% on assets to $1 billion; 0.225% on next $2 billion; 0.20% on remainder of assets.

* The Manager will receive no fee from the Fund, although the parties acknowledge that the Manager or its affiliates shall receive compensation from other registered investment companies, including other series of the Company, in connection with assets of the Fund that are invested in such investment companies.